Exhibit 99.1

JBDI Holdings Limited and Subsidiaries

Summary of Consolidated Financial and Other Data

	Six Months ended November 30,
	2025	2024
	’000	’000

Revenue	$4,074	$4,435
Loss from operations	$(10)	$(1,632)
Net income (loss)	$198	$(1,572)

Net income (loss) per share	$0.01	$(0.08)
Number of shares outstanding (’000)	19,029	19,788

●	Revenue decreased by approximately $0.3 million or 8.1% to approximately $4.1 million for the six months ended November 30, 2025 from approximately $4.4 million for the six months ended November 30, 2024.
●	Loss from operations was approximately $0.01 million for the six months ended November 30, 2025 as compared to loss from operations was approximately $1.6 million for the six months ended November 30, 2024.
●	Net income was approximately $0.2 million for the six months ended November 30, 2025 as compared net loss approximately $1.6 million for the six months ended November 30, 2024.
●	Net income per share was $0.01 as of November 30, 2025, compared to net loss per share was $0.08 as of November 30, 2024.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the six months ended November 30, 2025 and 2024, our net revenue amounted to approximately $4.1 million and approximately $4.4 million, respectively, of which Singapore accounted for approximately $3.6 million for the six months ended November 30, 2025 and approximately $3.8 million for the six months ended November 30, 2024, respectively. Indonesia accounted for approximately $0.4 million for the six months ended November 30, 2025 and approximately $0.4 million for the six months ended November 30, 2024, respectively and Malaysia and other countries accounted for approximately $0.1 million for the six months ended November 30, 2025 and approximately $0.2 million for the six months ended November 30, 2024, respectively.

Our net income amounted to approximately $0.2 million for the six months ended November 30, 2025 and net loss amounted to approximately $1.6 million for the six months ended November 30, 2024, respectively.

Revenue

As set forth in the following table, during the six months ended November 30, 2025 and 2024, our revenue was derived from the sales of Reconditioned and new Containers, reconditioning and waste water equipment services and sales of Recycled materials serving the chemical and oil and gas industries:

	Six Months Ended November 30,
	2025		2024
	$’000%		$’000%

Revenue
Sales of Reconditioned Containers	2,449	60.1	2,982	67.2
Sales of new Containers	465	11.4	367	8.3
Reconditioning services	207	5.1	258	5.8
Sales of Recycled materials and services	953	23.4	828	18.7

Total	4,074	100.0	4,435	100.0

Our total revenue decreased by approximately $0.3 million or 8.1% to approximately $4.1 million for the six months ended November 30, 2025 from approximately $4.4 million for the six months ended November 30, 2024. Such decrease was mainly attributable to the decrease in demand for Reconditioned Containers in Singapore, and Malaysia and other countries of approximately $0.3 million.

Our net income amounted to approximately $0.2 million for the six months ended November 30, 2025 and our net loss amounted to approximately $1.6 million for the six months ended November 30, 2024, respectively. The net income for the six months ended November 30, 2025 was mainly caused by the decrease in expenses and one-time off professional fees related initial public offerings (IPO).

Approximately 87.4% and 86.0% of our total revenue for the six months ended November 30, 2025 and 2024, respectively, were generated from customers located in Singapore. For the same six month periods, our revenue generated from customers located in Indonesia accounted for approximately 10.6% and 9.6% of our total revenue, respectively. For the same six month periods, our revenue generated from customers located in Malaysia accounted for approximately 2.0% and 4.4% of our total revenue, respectively.

Revenue by geographical locations

During the six months ended November 30, 2025 and 2024, the customers for our sale of Reconditioned Containers, Sales of new Containers, Reconditioning services, waste water equipment services and sales of Recycled materials were mainly located in Singapore. The following table sets out a breakdown of our revenue by geographic location of our customers for the six months ended November 30, 2025 and 2024:

	Six Months Ended November 30,
	2025		2024
	$’000%		$’000%

Singapore
Sales of Reconditioned Containers	1,934	54.3	2,363	61.9
Sales of new Containers	465	13.1	367	9.6
Reconditioning services	207	5.8	258	6.8
Sales of Recycled materials	953	26.8	828	21.7

Total	3,559	100.0	3,816	100.0

	Six Months Ended November 30,
	2025		2024
	$’000%		$’000%

Indonesia
Sales of Reconditioned Containers	431	100.0	424	100.0

Total	431	100.0	424	100.0

	Six Months Ended November 30,
	2025		2024
	$’000%		$’000%

Malaysia and other countries
Sales of Reconditioned Containers	84	100.0	195	100.0

Total	84	100.0	195	100.0

Singapore

The revenue in Singapore decreased by approximately $0.2 million for the six months ended November 30, 2025, as compared to the corresponding six months ended November 30, 2024, and this was primarily attributable to the decrease in local demand for Reconditioned Containers.

Indonesia

The revenue in Indonesia increased by approximately $0.01 million for the six months ended November 30, 2025, as compared to the corresponding six months ended November 30, 2024, and this was primarily attributable to the increase in orders for Reconditioned Containers from existing customers.

Malaysia and other countries

The revenue in Malaysia and other countries decreased by approximately $0.1 million for the six months ended November 30, 2025, as compared to the corresponding six months ended November 30, 2024, and this was primarily attributable to the decrease in local demand for Reconditioned Containers.

Cost of revenue

During the six months ended November 30, 2025 and 2024, our cost of revenues decreased by approximately $0.3 million or 21.4% to approximately $1.1 million for the six months ended November 30, 2025 from approximately $1.4 million for the six months ended November 30, 2024. Such decrease was mainly attributable to the decrease in our sales in Singapore, and Malaysia and other countries of approximately $0.3 million.

Gross profit and gross profit margin

Our total gross profit amounted to approximately $3.0 million and approximately $3.0 million for the six months ended November 30, 2025 and 2024, respectively. Our overall gross profit margins were approximately 73.9% and 68.1%for the six months ended November 30, 2025 and 2024, respectively. Our total gross profit is similar during the six months ended November 30, 2025 from the corresponding period in 2024 generally due to decrease in revenue and cost of revenue resulting in similar profit margins from the sales of Reconditioned Containers.

Selling and distribution expenses

Our selling and distribution expenses mainly included promotion and marketing expenses and transportation expenses for inbound and outbound shipments. The following table sets forth the breakdown of our selling and distribution expenses for the six months ended November 30, 2025 and 2024:

	Six Months Ended November 30,
	2025		2024
	$’000%		$’000%

Advertising	3	3.5	4	5.1
Commission	23	27.1	14	17.7
Freight charges	55	64.7	55	69.6
Transportation	3	3.5	3	3.8
Travelling	1	1.2	3	3.8

Total	85	100.0	79	100.0

Our selling and distribution expenses remained relatively stable at approximately $0.1 million and approximately $0.1 million for the six months ended November 30, 2025 and 2024, respectively, representing 2.1% and 1.8% of our total revenue for the corresponding six month periods.

Administrative expenses

The following table sets forth the breakdown of our administrative expenses for the six months ended November 30, 2025 and 2024:

	Six Months Ended November 30,
	2025		2024
	$’000%		$’000%

Depreciation	174	6.0	176	3.8
Salaries and related costs	1,782	61.4	1,961	42.9
Repair and maintenance	30	1.0	28	0.6
Upkeep of motor vehicles	128	4.4	142	3.1
Logistics services	346	11.9	601	13.1
Management fees	-	-	90	2.0
Others	441	15.2	1,576	34.5

Total	2,901	100.0	4,574	100.0

A decrease in administrative expenses by approximately $1.7 million from approximately $4.6 million for the six months ended November 30, 2024 to approximately $2.9 million for the six months ended November 30, 2025, respectively, representing 103.1% and 71.2% of our total revenue for the relevant six month periods. This is mainly due to other miscellaneous for one-time off professional fees related to initial public offerings (IPO).

Staff costs mainly represented salaries, employee benefits and retirement benefit costs to our employees and directors’ remuneration. Staff costs increased to approximately $1.8 million for the six months ended November 30, 2025 from $2.0 million for the six months ended November 30, 2024, respectively.

Depreciation expense is charged on our property, plant and equipment which includes (i) leasehold buildings; (ii) right-of-use assets; (iii) motor vehicles; and (iv) office equipment, and furniture and fittings.

Miscellaneous expenses mainly comprised insurance expenses, office supplies, legal and professional fees, repair and maintenance, vehicles upkeep, and other miscellaneous expenses including one time off professional fees related initial public offerings (IPO).

Other income (expenses), Net

The following table sets forth the breakdown of our other income (expense) for the six months ended November 30, 2025 and 2024:

	Six Months Ended November 30,
	2025	2024
	$’000	$’000

Loss from disposal of plant and equipment	(6)	-
Interest incomes	2	2
Interest expenses	(13)	(18)
Government grants	19	2
Foreign exchange loss, net	*	(1)
Other incomes	201	76

Total	203	61

*Denotes the amount less than $1,000.

Interest expenses were approximately $0.01 million for the six months ended November 30, 2025 and approximately $0.02 million for the six months ended November 30, 2024 from our bank loans and financing facilities.

Income tax expenses

During the six months ended November 30, 2025 and 2024, our income tax expense was comprised of our current tax expense for the relevant six months periods.

For the six months ended November 30, 2025, our income tax refund was approximately $0.06 due to overpayment for previous year.

For the six months ended November 30, 2024, our income tax was approximately $0.01 million and our effective tax rate was 0.1% due to the decrease in non-deductible expenses. Such income tax decrease was generally in line with the decrease in our profit for the six months periods.

Net income (loss)

As a result of the foregoing, our net income amounted to approximately $0.2 million for the six months ended November 30, 2025 and our net loss amounted to approximately $1.6 million for the six months ended November 30, 2024, respectively.

Liquidity and Capital Resources

Our liquidity and working capital requirements primarily related to our operating expenses. Historically, we have met our working capital and other liquidity requirements primarily through a combination of cash generated from our operations and loans from banking facilities. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including but not limited to cash generated from our operations, loans from banking facilities, the net proceeds from this offering and other equity and debt financings as and when appropriate.

Cash flows

The following table summarizes our cash flows for the six months ended November 30, 2025 and 2024:

	Six Months Ended November 30,
	2025	2024
	$’000	$’000

Cash and cash equivalents at beginning of the period	2,727	190

Net cash provided by (used in) operating activities	422	(1,552)
Net cash used in investing activities	(23)	-
Net cash (used in) provided by financing activities	(480)	5,128
Effect on exchange rate change on cash and cash equivalents	(450)	3,576

Net change in cash and cash equivalents	(531)	(52)

Cash and cash equivalents as at end of the period	2,196	3,714

Cash flows from operating activities

For the six months ended November 30, 2025, our net cash provided by operating activities was approximately $0.4 million, which primarily consisted of our net income of $0.2 million, adding back (i) the non-cash depreciation of property, plant and equipment and right-of-use assets of approximately $0.2 million, and (ii) the decrease in accounts receivables of approximately $0.2 million, and was partially offset by (a) the decrease in accounts payable of approximately $0.2 million.

For the six months ended November 30, 2024, our net cash used in operating activities was approximately $1.6 million, which primarily consisted of our net loss of $1.6 million, adding back and (i) the increase in accounts receivables of approximately $0.1 million, (ii) the decrease in accounts payables of approximately $0.1 million, (c) tax payment of approximately $0.01 million and was partially offset by (a) the non-cash depreciation of property, plant and equipment and right-of-use assets of approximately $0.2 million.

Cash flows from investing activities

For the six months ended November 30, 2025, our net cash used in investing activities was approximately $0.02 million, primarily consisting of the purchase of property, plant and equipment.

For the six months ended November 30, 2024, there is no movement in net cash from investing activities.

Cash flows from financing activities

Our cash flows used in financing activities primarily consists of dividend paid, interest paid, proceeds from loans, repayment of loans, payment for interest portion of lease liabilities, payment for capital portion of lease liabilities and proceeds from the issuance of new shares related to initial public offerings (IPO).

For the six months ended November 30, 2025, our net cash used in financing activities of approximately $0.5 million, which mainly consisted of bank loan and lease liabilities repayment of approximately $0.3 million and share buyback of approximately $0.2 million.

For the six months ended November 30, 2024, our net cash provided by financing activities of approximately $5.1 million, which mainly consisted of bank loan and lease liabilities repayment of approximately $0.2 million, repayment to related parties of approximately $1.3 million and offset by the issuance of new shares for initial public offerings (IPO) of approximately $6.7 million.

About JBDI Holdings Limited

JBDI Holdings Limited is a leading provider of environmentally friendly and efficient products and services, specializing in the revitalization, reconditioning, and recycling of drums and related containers in Singapore and across Southeast Asia. With nearly four decades of industry experience, JBDI Holdings Limited has established a strong reputation for quality and reliability, offering a wide range of reconditioned steel and plastic drums, new containers, and ancillary services.

Our mission is to help our customers achieve a zero environmental impact footprint while optimizing resource allocation and reducing costs. For more information, please visit https://www.jbdi.barrels.com.sg.

Safe Harbor Statement

This press release contains forward-looking statements that reflect our current expectations and views of future events. Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors” in the registration statement on Form F-1 related to the Offering, may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements involve various risks and uncertainties. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. We qualify all of our forward-looking statements by these cautionary statements.

Contact:

JBDI Holdings Limited Contact:

Liang Zhao Rong

Chief Financial Officer

Telephone +65 6861 4150

zhaorong.liang@eugroup.com.sg